BOD Resolution on Convening of Annual General Meeting of Shareholders

1. Convening Date: March 23, 2007 10:00AM (by Korean Time)

2. Venue: Auditorium, Asia One Building (10th fl.), 17-7 Yeouido-dong, Yeongdeungpo-gu, Seoul

3. Report and Agenda

a. Report

• Audit report and business report.

b. Agenda for resolution

• Agendum 1: Approval of the Financial Statements of hanarotelecom incorporated for 2006

• Agendum 2: Appointment of an Outside Director

• Agendum 3: Approval of the Ceiling Amount of Compensation for Directors for 2007

4. Date of BOD resolution: February 7, 2007

• Outside directors present: 5 out of 6 were present.

• Audit Committee members who are not outside directors: Present

5. The agenda stated above might be subject to changes or addition in accordance with a BOD resolution before the notice of convening of such meeting.

[Profile of the Appointed Outside Director]

Academic/Professiona
Name	Date of Birth	Term of Office	l Career	Present Position	Nationality	Remark
Harvard University
(MBA)
Varun Bery	Sep,27, 1958	3 years	(Former) McKinsey Consultant (Former) Asian Infrastructure Fund (AIF), Director	TVG Capital Partners Ltd., Managing Director	United States of America	Reappointed